UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2025

Commission File Number: 001-42814

THE GROWHUB LIMITED

(Exact Name as Specified in its Charter)

60 Paya Lebar Road

#12-37 Paya Lebar Square

Singapore 409051

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Resignation of Directors and Officer and Appointment of Directors

On November 26, 2025, Ms. Tan Mei Chin, Chief Financial Officer and executive director of The GrowHub Limited (the “Company”), tendered her resignation as Chief Financial with an effective date to be set upon mutual agreement by and between the Company and Ms. Tan, and as a member of the Company’s Board of Directors (the “Board”) effective from November 30, 2025.

Ms. Tan’s resignation as Chief Financial Officer and from the Board were due to personal reasons and not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

On November 26, 2025, Mr. Masanori Nakatani, an independent director of the Company, tendered his resignation as a member of the Board, effective from November 30, 2025.

Mr. Nakatani’s resignation from the Board was due to personal reasons and not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

Also on November 28, 2025, the Nominating and Corporate Governance Committee (the “Committee”) of the Board (the “Board”) recommended, and the Board approved, the appointments of Mr. Yam Yuet Hong and Ms. Jiao Jie to serve as members of the Board, both appointments effective from December 1, 2025.

The biographical information of Mr. Yam and Ms. Jie are set forth below:

Yam Yuet Hang

Mr. Yam has served as a managing director of Huiyou Business Services Limited, responsible for managing the corporate services business from October 2021 to the present date. Since March 2025, November 2024 and February 2024, Mr. Yam has served as an independent non-executive director of Futian Holdings Limited, Litian Pictures Holdings Limited, and Fullwealth International Group Holdings Limited, respectively. Mr. Yam is also a director of Fullwealth Construction Tech Limited, Huamingxing Digital Hong Kong Limited, and Tung Koon District General Association Sheung Shui Branch Limited since May 2025, Sep 2025 and Jan 2018, respectively. Mr. Yam obtained a Bachelor in Accounting from Macquarie University in 2011, and a Master of Data Science and Business Statistics from the Chinese University of Hong Kong in 2017.

Mr. Yam does not have any family relationship with any director or executive officer of the Company. He has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

Jiao Jie

Ms. Jiao has extensive experience in initial public offerings, private equity financing, and corporate finance and legal affairs. Ms. Jiao currently serves as an adviser to Play for Dream Inc. She is an independent non-executive director of EPI (Holdings) Limited (HKEX stock code: 689), LVGEM (China) Real Estate Investment Limited (HKEX stock code: 95), Palasino Holdings Limited (HKEX stock code: 2536) and Tianli Holdings Group Limited (HKEX stock code: 117). Ms. Jiao is also an independent non-executive director of TradeGo FinTech Limited (HKEX stock code: 8017), a company listed on the GEM of the Hong Kong Stock Exchange. She is independent director of Quhuo Limited (NASDAQ stock code: QH) and Amber International Holding Limited (NASDAQ stock code: AMBR).

Ms. Jiao holds a Bachelor of Laws degree and a Bachelor of Economics degree from Peking University in the People’s Republic of China (the “PRC”) and a degree of Magister Juris from University of Oxford in the United Kingdom. Ms. Jiao is a CFA charterholder and has obtained the Legal Professional Qualification Certificate from the Ministry of Justice of the PRC. She is also a fellow member of CPA Australia.

Ms. Jiao does not have any family relationship with any director or executive officer of the Company. She has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: December 2, 2025

THE GROWHUB LIMITED

By:	/s/ Chan Choon Yew Lester
Name:	Chan Choon Yew Lester
Title:	Chief Executive Officer